Mail Stop 3561

October 14, 2009

Michael H. Madison
President, Chief Executive Officer, Director
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, LA 71360

      Re: **Cleco Corporation**
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed February 26, 2009
                  File No. 001-15759

                  Cleco Power, LLC
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed February 26, 2009
                  File No. 001-05663

Dear Mr. Madison:

      We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director